EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Three Months Ended June 30, 2008 Pre-merger		Six Months Ended June 30, 2008 Pre-merger
Basic and diluted Numerator:
Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc. – Common Shares	$275,739	*	$436,068	*
Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc. – Unvested Shares	1,556	*	2,618	*

Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc.	277,295		438,686

Income (loss) from discontinued operations, net	5,032		643,294

Net income (loss) attributable to Clear Channel Communications, Inc. – basic and diluted	$282,327		$1,081,980

Denominator:
Weighted average common shares - basic	495,201	*	494,975	*
Effect of dilutive securities:
Stock options and restricted stock	1,686	*	1,662

Weighted average common shares - diluted	496,887	*	496,637

Net income (loss) per basic common share:
Income (loss) before discontinued operations	$.56	*	$.88	*
Income (loss) from discontinued operations, net	.01		1.30

Basic	$.57		$2.18

Net income (loss) per diluted common share:
Income (loss) before discontinued operations	$.56	*	$.88	*
Income (loss) from discontinued operations, net	.01		1.30

Diluted	$.57		$2.18

*	Reflects implementation of Financial Accounting Standards Board Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260-10-45). See Note 1 to the unaudited financial statements of Clear Channel Capital I, LLC included in Item 1 of Part 1 of this Quarterly Report on Form 10-Q for additional information.